Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:   (905) 841-2300
Fax:        (905) 841-2244
Web:      www.helixbiopharma.com

 February 12, 2010
NEWS RELEASE

HELIX BIOPHARMA ANNOUNCES POSITIVE INTERIM RESULTS
 FROM ITS ONGOING PHASE II PHARMACOKINETIC CLINICAL
 STUDY OF TOPICAL INTERFERON ALPHA-2b IN PATIENTS WITH
LOW-GRADE CERVICAL LESIONS

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: “HXBPF) today announced that the first ten patients that have been enrolled in its Phase II pharmacokinetic study of Topical Interferon Alpha-2b in patients with low-grade cervical lesions have completed the pharmacokinetic primary endpoint analyses with positive findings.

All ten of these patients, at all sampling time points, were found to have systemic interferon alpha-2b levels below the lower limit of detection (6.25 pg/mL) of the validated bioassay used in the study.  These findings are consistent with the primary purpose of the study: to verify that Topical Interferon Alpha-2b causes no significant systemic interferon alpha-2b exposure in patients following cervical application.

“Given the uniformity of the primary endpoint findings to-date, we intend to conclude patient recruitment for this study once a total of twelve patients complete the pharmacokinetic analyses,” said John Docherty, president of Helix BioPharma.  “We look forward to concluding enrollment and analyzing the complete data set from this important study”.

Helix also announced preliminary interim findings for the secondary efficacy and safety endpoints from those patients who have completed the full study procedures to-date.  Of the ten patients reported above who have completed the fourteen dose pharmacokinetic portion of the study, five have also completed the full thirty five dose safety and efficacy evaluations.  Three of these five showed resolution of their cervical intraepithelial neoplasia (CIN) upon colposcopic biopsy/histology at the conclusion of the study.  Three also showed improvement of their Pap IIID squamous intraepithelial lesions upon cytological assessment at the conclusion of the study.  None of the patients enrolled in the study to date have shown any significant local intolerance or have experienced any serious adverse events.  Helix also noted that all of the data reported here will require complete analysis at the conclusion of the study to verify these preliminary findings and draw final conclusions on the findings.

Additional patients are presently in screening or scheduled to be enrolled into the study in the coming weeks.  Any patients who are confirmed eligible for enrollment will continue to be enrolled into the study, up to the time Helix concludes patient recruitment.  Based on the foregoing, Helix expects that the study will over-enroll several patients beyond the minimum of twelve required for the primary study endpoint, and that it will take until the middle of its fourth quarter of fiscal 2010 for all enrolled patients to complete the study.  Assuming the full study findings are positive, and the success of Helix’s ongoing GMP manufacturing scale-up program, Helix intends to proceed with filing its planned U.S. Phase II/III IND for this indication around the end of its fourth quarter of fiscal 2010 and its planned European Phase III CTA filing thereafter.

In light of its success in enhancing the patient recruitment rate in this study over recent months, Helix has concluded that it is no longer necessary to open the additional clinical sites it was considering in order to complete this study.

About the Clinical Study
The clinical study employs an open-label, single-arm design enrolling a minimum of 12 female patients. Eligible women are between 18 and 45 years of age, present with mild to moderate CIN (CIN1 or CIN2 respectively) confirmed by biopsy/histology, have a cytological diagnosis of Pap IIID not older than 12 months and are human papilloma virus (HPV)-positive confirmed by the Hybrid Capture ® 2 HPV-DNA test.  The primary objective of the study is to determine the multiple-dose pharmacokinetic profile of Topical Interferon Alpha-2b following intravaginal application every other day of a total of 14 doses of the cream. Following the pharmacokinetic portion of the trial, assessment of efficacy and safety parameters continues until 35 doses of the cream have been applied. As such, the clinical study is designed to also mimic the dosing regimen intended to be applied in Helix’s future contemplated U.S. Phase II/III and European Phase III pivotal efficacy trials for this indication. The clinical study is being conducted under the direction of Prof. Dr. med. Achim Schneider M.P.H., a world expert in the field of cervical cancer and Director of the Department of Gynecology at the Charité University Hospital in Berlin, Germany.

About Topical Interferon Alpha-2b
Helix is developing Topical Interferon Alpha-2b for the treatment of low-grade cervical lesions and ano-genital warts (“AGW”) caused by HPV infections.  HPV is one of the most common sexually transmitted infections, causing AGW, as well as being linked to a variety of cancers.  Helix’s Topical Interferon Alpha-2b formulation incorporates the Company’s patented Biphasix™ technology.  The BiphasixTM technology facilitates the delivery of macromolecules such as interferon alpha-2b across the surface of skin/mucosal tissues. Topical Interferon Alpha-2b is designed to deliver interferon alpha-2b therapy to the basal epidermal layer, combating HPV infections where they would otherwise cause abnormal cellular proliferation.  Human leukocyte-derived interferon alpha-2b is a well established recombinantly produced drug therapy with potent antiviral effects that is available today in injectable preparations only.  Helix’s Topical Interferon Alpha-2b is intended to offer a superior cream dosage form of interferon alpha-2b, specially designed for the treatment of dermatological disease states.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy.  The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha-2b.  Helix is listed on the TSX and FSE under the symbol “HBP” and on the OTCQX International Market under the symbol “HXBPF”.

For further information contact:
Investor Relations	Media Relations
Robert Flamm, Ph.D.	Ian Stone
Russo Partners LLC	Russo Partners LLC
Tel: (212) 845-4226	Tel: (619) 528-2220
Email: robert.flamm@russopartnersllc.com	Email: ian.stone@russopartnersllc.com
www.russopartnersllc.com

Forward-Looking Statements and Risks

This News Release contains certain forward-looking statements and forward-looking information, within the meaning of applicable securities laws, (collectively, “forward-looking statements”) regarding the Company’s Topical Interferon Alpha-2b (low grade cervical lesion therapeutic indication), including without limitation, its intention to conclude recruitment for its ongoing pharmacokinetic study, its estimated completion of the study, its estimated time of filing its planned U.S. Phase II/III IND and European Phase III CTA, and its future planned Phase II / III efficacy trials.  Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements and information involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions as stated above are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, the Company’s continuing need for additional capital, including without limitation, additional capital in order to be able to conduct the U.S. and European pivotal efficacy trials referred to above, which may not be available in a timely manner or at all and which if not so obtained may have a material adverse impact on the Company and its ability to continue, and/or may result in the Company’s having to discontinue or delay one or more of its product development programs or other initiatives; the ongoing impact of the global economic downturn and credit crisis which have and continue to negatively affect the availability and terms of debt and equity financings; uncertainty whether an IND or CTA will be compiled or filed for Topical Interferon Alpha-2b (low-grade cervical lesion therapeutic indication) as currently planned or at all, or if filed, whether the Company will be permitted to undertake human testing as proposed or at all; the risk that the FDA is not bound by its pre-IND meetings; Helix’s dependence on its contractors, consultants, advisors and licensees, including without limitation, contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisors, and others, whose performance and interdependence can critically affect the Company’s performance and the achievement of its milestones; uncertainty whether any of the timelines mentioned in this press release will be achieved; uncertainty whether the human pharmacokinetic study referred to in this news release will be completed as planned or will achieve expected results; the need for additional clinical trials, the occurrence and success of which cannot be assured; the risk that the design of future clinical trials may be different than currently intended; product liability and insurance risks; research and development risks, including the possibility that further challenges may arise in connection with the scale-up manufacturing of Topical Interferon Alpha-2b, and the risk of obtaining negative findings or factors that may become apparent during the course of research or development which may result in the discontinuation or delay of the research or development projects; the risk of technical obsolescence; the need for further regulatory approvals, which may not be obtained in a timely matter or at all; intellectual property risks, including without limitation, the risk that three patents for Topical Interferon Alpha-2b will expire in 2013 and no additional patent may be issued, which may negatively impact the further development or commercialization of the drug candidate; marketing/manufacturing and partnership/strategic alliance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for Helix’s products; the risk that the Company’s license optionee for Topical Interferon Alpha-2b may not continue to provide the Company with interferon alpha-2b or exercise its option, which would have a negative effect on the further development of the drug candidate and on the Company; uncertainty whether Topical Interferon Alpha-2b will be successfully developed and marketed as a drug or at all; and the risk of changes in business strategy or development plans. Certain of these risks and uncertainties, and others affecting the Company which could cause actual results to vary materially from current results or those anticipated in forward-looking statements and information, are more fully described in the Company’s latest MD&A, Form20-F and other reports filed with the Canadian Securities Regulatory Authorities and the U.S. SEC from time to time at www.sedar.com and www.sec.gov/edgar.shtml, respectively. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.